SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 08, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001 -80

     MANAGEMENT PROPOSAL
ALLOCATION OF NET INCOME

CVM Rule no. 481/2009 Article 9

On January 28, 2010, the Company republished its 2008 Financial Statements due to the current stage of discussions with the São Paulo State Government (GESP), which resulted in the recognition of expenses related to the benefits paid to retirees and pensioners, provided for by Law 4,819/58, the responsibility of which is originally the State’s, but which are paid by SABESP, pursuant to a court decision, as well as to a liability referring to the actuarial commitment with the beneficiaries of Law 4,819/58.

Due to the republication, the Management submits to the Shareholders’ Meeting a new proposal of allocation of net income for the year.

The table below shows the differences between the previous proposal, approved by the Shareholders’ Meeting of April 29, 2009 and the new proposal to be submitted at the Shareholders’ Meeting of March 4, 2010.

		from	to
Net income for the year	R$	1,008,084,989.05	63,571,000.00
( + ) Realization of Revaluation Reserve	R$	86,816,329.02	86,816,329.02
( - ) Interest on Own Capital	R$	(296,187,609.90)	(296,187,609.90)
( - ) 5% Legal Reserve	R$	(50,404,249.45)	(3,178,000.00)
Retained Earnings	R$	748,309,458.72

As a consequence of the republication of the 2008 Financial Statements, we present:

1. Net income for the year: R$ 63,571 thousand.

2. Overall amount and value per share of dividends, including prepaid dividends and interest on own capital already declared: R$296,187 thousand; VPS = 1.3.

3. Percentage of paid net income for the year: 465.92% .

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001 -80

4. Overall amount and value per share of dividends paid based on the income of previous years: R$296,187 thousand; VPS = 1.3, being R$63,571 thousand related to the 2008 fiscal year and R$232,616 thousand related to the 2007 fiscal year.

5. Deducting prepaid dividends and interest on own capital already declared:
a) gross amount of dividends and interest on own capital, separately, per share of each type and class: total of the R$296,187 thousand paid, corresponding to R$1.3 per common share.
NOTE: the entire capital stock is represented by registered, non-par, common shares of a single class and with voting right, with no restrictions, at general meetings.
b) method and term of payment of dividends and interest on own capital: as Interest on Own Capital, and within 60 days after the 2009 Annual General Meeting.
c) possibility for adjustment and interest on dividends as well as of interest on own capital to take place: nonexistent.
d) date of declaration of payment of dividends and interest on own capital considered for identification of shareholders who will be entitled to receiving them: Interest on Own Capital declared in the period from January to December of 2008 will be paid to the holders of shares on the reference dates of August 12, 2008, and January 26, 2009.

6. Declaration of dividends or interest on own capital based on income determined on half-yearly balance sheets or shorter periods:
a) the amounts of dividends or interest on own capital already declared: from January to June of 2008, the amount of R$200,496 thousand, and from July to December 2008, the amount of R$95,691 thousand.
b) payments made on June 26, 2009.

7. Comparative table showing the following values per share of each type and class:
a) net income for the year and for the three (3) previous years; b) dividends and interest on own capital paid in the three (3) previous years:

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001 -80

	2005	2006	2007	2008
Net income for the Fiscal Year	R$ 3.7994	R$ 3.4647	R$ 4.6316	R$ 0.279
Dividends and interest on own capital paid	R$ 1.5283	R$ 1.1887	R$ 1.32	-

8. Allocation of income to legal reserve:
a) Amount allocated to legal reserve: R$3,178 thousand.
b) Legal reserve calculation: 5% of the net income.

9. The capital stock is represented by registered, non-par, common shares of a single class and with voting right, with no restrictions, at general meetings.

10. Mandatory dividends:
a) calculation method established in the Bylaws: twenty-five percent (25%) of the net income for the fiscal year after the deductions established or permitted by law.
b) fully paid.
c) no amount has been retained.

11. There is no retention of mandatory dividends due to the company’s financial position.

12. There is no allocation of income for contingency reserve.

13. There is no allocation of income for realizable profits reserve.

14. There is no allocation of income for statutory reserves.

15 There is no profit retention established in the capital budget.

16. There is no allocation of income for fiscal incentive reserve.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001 -80

MANAGEMENT’S COMMENTS ON THE COMPANY’S FINANCIAL SITUATION, UNDER THE TERMS OF ITEM 10 OF REFERENCE FORM

CVM Rule 481/2009 Article 9

According to the Management’s understanding, the table below shows the cash and cash equivalents, financial investments, short-term and long-term debt and capital structure of SABESP for the period ended December 31, 2008, prepared pursuant to the BR GAAP, due to the republication of the 2008 Financial Statements.

Year ended December 31, 2008 (in thousands of R$)	FROM	TO

Cash and cash equivalents and financial investments	625,732	625,732

Short-term debt:
Reais-denominated debt	477,362	477,362
Foreign currency-denominated debt	105,580	105,580
Debentures	865,918	865,918

Total short-term debt:	1,448,860	1,448,860

Long-term debt:
Reais-denominated debt	3,152,039	3,152,039
Foreign currency-denominated debt	1,267,045	1,267,045
Debentures	997,164	997,164

Total long-term debt:	5,416,248	5,416,248

Shareholders’ Equity:
Capital stock	6,203,688	6,203,688
Capital reserves	124,255	124,255
Profit reserves	1,911,474	966,960
Revaluation reserve	2,253,012	2,253,012
Total shareholders’ equity	10,492,429	9,547,915

Total capitalization
(long-term debt and shareholders’ equity)
	15,908,677	14,964,163

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 08, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fiduciary assignment of SABESP’s tariff collection, in the monthly amount of R$12 million, yearly adjusted by the Extended Consumer Price Index, and calculated by IBGE – Brazilian Institute of Geography and Statistics (IPCA/IBGE).

The Chief Financial and Investor Relations Officer was authorized to carry on all the procedures and measures necessary to conclude negotiations and to sign the agreement. After they were approved, these minutes were signed by the attending members of the Board of Directors. Dilma Seli Pena, Alberto Goldman, Alexander Bialer, Antero Paes de Barros Neto, Francisco Vidal Luna, Gesner José de Oliveira Filho, Heraldo Gilberto de Oliveira, Humberto Rodrigues da Silva, Jerônimo Antunes, Mario Engler Pinto Júnior, Reinaldo Guerreiro and Roberto Yoshikazu Yamazaki. We hereby declare that this text is a free English translation of the Minutes drawn up in the Board of Directors’ Book of Minutes. São Paulo, November 16, 2009. Dilma Seli Pena, Chairwoman of the Board of Directors. Sandra Maria Giannella, Executive Secretary of the Board of Directors.